

June 5, 2009

Mr. Chris E. Celano
Vice President and General Counsel
Vantage Drilling Company
777 Post Oak Boulevard, Suite 610
Houston, TX 77056

> **Re:** **Vantage Drilling Company**
> **Registration Statement on Form S-3**
> **File No. 333-159299**
> **Filed May 15, 2009**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 1-34094**
> **Filed March 13, 2009**

Dear Mr. Celano:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. We note that throughout the registration statement, you refer to "selling shareholders" where it appears that there is only one. Please revise your filing to uniformly refer to the "selling shareholder."

Calculation of Registration Fee

2. We note the footnote in the fee table indicating that the registration statement also covers an "indeterminate amount of each identified class of the identified securities as may be issued upon conversion, exchange, or exercise of any other securities that provide for such conversion, exchange or exercise." Please revise your disclosure to indicate if the underlying securities are listed in the fee table, and to the extent they are not, please revise your fee table to include the underlying securities.

Description of Share Capital, page II-5

3. We note your statement that "[you] are currently authorized to issue 400,000 ordinary shares…," which seems to be a typographical error given other statements throughout the filing. Please revise this statement to accurately indicate how many ordinary shares you are currently authorized to issue.

Selling Securityholder, page II-15

4. Please disclose that the selling shareholder is a statutory underwriter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm, pages 32 and 33

5. We note that the accountant's report does not indicate whether it has been signed. Please amend your Form 10-K to include a signature required pursuant to Rule 2-02(a)(2) of Regulation S-X.

Closing Comments

        Please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Bryan Brown
         (713) 226-6291